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[redacted]

14047754

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | March 31, 2016 |
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SEC Mail Processing Section
FEB 27 2014
Washington DC
405

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 34867 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Huntington Investment Company

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

41 South High Street, Seventh Floor
(No. and Street)

| Columbus | Ohio | 43287 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Melanie K. M. Johnson (614) 480-5150
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

| 180 East Broad Street, Suite 1400 | Columbus | Ohio | 43215 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

DD 3/20/14

# OATH OR AFFIRMATION

I, Melanie K. M. Johnson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Huntington Investment Company, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Melanie KM Johnson
Signature

Vice President
Title

Notary Public

SHELLEY A. SNYDER
NOTARY PUBLIC
STATE OF OHIO
Recorded in
Franklin County
My Comm. Exp. 2/3/18

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

## THE HUNTINGTON INVESTMENT COMPANY
**(A Wholly Owned Subsidiary of Huntington Bancshares Incorporated)**

**TABLE OF CONTENTS**

Deloitte

Deloitte & Touche LLP
180 E. Broad Street
Suite 1400
Columbus, OH 43215-3763
USA
Tel: +1 614 221 1000
Fax: +1 614 229 4647
www.deloitte.com

## INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
The Huntington Investment Company
Columbus, Ohio

We have audited the accompanying statement of financial condition of The Huntington Investment Company (the "Company"), a wholly owned subsidiary of Huntington Bancshares Incorporated, as of December 31, 2013, and related notes (the "financial statement") that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

### Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

### Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant account estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a reasonable basis for our opinion.

## Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of The Huntington Investment Company at December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 24, 2014

## THE HUNTINGTON INVESTMENT COMPANY
**(A Wholly Owned Subsidiary of Huntington Bancshares Incorporated)**

**STATEMENT OF FINANCIAL CONDITION**
**AS OF DECEMBER 31, 2013**

### ASSETS

| | |
|---|---|
| CASH AND CASH EQUIVALENTS | $ 7,717,383 |
| SECURITIES OWNED — At fair value | 35,572,603 |
| DEPOSIT WITH CLEARING BROKER-DEALER | 50,000 |
| RECEIVABLES FROM BROKERS, DEALERS, AND OTHERS | 4,331,796 |
| NET DEFERRED TAX ASSETS | 1,768,850 |
| OTHER ASSETS | 787,613 |
| TOTAL | $50,228,245 |

### LIABILITIES AND STOCKHOLDER'S EQUITY

| | |
|---|---|
| LIABILITIES: | |
| Securities sold — not yet purchased | $ 1,089,063 |
| Accrued personnel expenses | 4,235,068 |
| Payable to brokers or dealers | 1,799,686 |
| Payable to affiliate | 1,066,619 |
| Other accrued expenses | 705,550 |
| Other liabilities | 257,167 |
| Total liabilities | 9,153,153 |
| STOCKHOLDER'S EQUITY: | |
| Common stock without par value and additional paid-in capital — 750 shares authorized; 625 shares issued and outstanding | 15,664,847 |
| Retained earnings | 25,410,245 |
| Total stockholder's equity | 41,075,092 |
| TOTAL | $50,228,245 |

See notes to statement of financial condition.

## 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Description of Business** — The Huntington Investment Company (HIC or the "Company") is a wholly owned subsidiary of Huntington Bancshares Incorporated (HBI). HIC is primarily engaged in the retail investments business and is registered with the U.S. Securities and Exchange Commission (SEC) as an introducing securities broker-dealer under the Securities Exchange Act of 1934. HIC is a member of the Financial Industry Regulatory Authority and is a member of the Securities Investor Protection Corporation. HIC is also an SEC-registered investment adviser. Other services offered by HIC include institutional sales and trading of securities, public finance, and investment banking.

HIC does not hold customer funds or securities. National Financial Services LLC (NFS) clears HIC's securities transactions and carries the accounts on a fully disclosed basis as customers of NFS.

**Basis of Presentation** — The accompanying financial statements include the accounts of HIC and have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP).

**Use of Estimates** — The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect amounts reported in the financial statements and the accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

**Securities Transactions** — HIC's security transactions are recorded on a trade-date basis.

HIC guarantees the collection of all margin account balances held by NFS for the benefit of its customers. HIC is responsible for payment to NFS for any loss, liability, damage, cost, or expense incurred as a result of customers failing to comply with margin or margin maintenance calls on all margin accounts. The margin account balance held by NFS as of December 31, 2013, was $2,089,542. In the event of any customer default, HIC has rights to the underlying collateral provided. Considering the existence of sufficient underlying collateral and the negligible credit losses, HIC has no material exposure under the margin account guarantees and, therefore, has no recorded loss reserve.

**Revenue Recognition** — HIC's security transactions and related commission revenue and clearing expenses are recorded on a trade-date basis.

Revenues received for promoting and distributing mutual funds are generally based on average daily net asset balances.

Revenue received for underwriting fees are recorded based on underwriter's estimate and adjusted upon settlement to actual.

**Fair Value Measurement** — HIC's financial instruments, such as cash and cash equivalents, securities owned, and securities sold- not yet purchased are carried at fair value.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. A three-level valuation hierarchy was established for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

*Level 1* — Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

*Level 2* — Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

*Level 3* — Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

See Note 4 for more information regarding fair value measurements.

**Transactions with Related Parties** — In the normal course of business, we may enter into transactions with various related parties. These transactions occur at prevailing market rates and terms.

## 2. CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of cash in banks and deposits with The Huntington National Bank (HNB), which can be liquidated without prior notice or penalty. Cash in the amount of $7,575,023 was held in HNB deposit accounts at December 31, 2013, which exceeds the amount covered by the Federal Deposit Insurance Corporation (FDIC) deposit insurance.

## 3. CASH SEGREGATED FOR REGULATORY PURPOSES

There was no requirement for cash to be segregated in reserve bank accounts with HNB for the exclusive benefit of customers required by Rule 15c3-3 under the Securities Exchange Act of 1934 as of December 31, 2013.

## 4. SECURITIES OWNED AND SECURITIES SOLD — NOT YET PURCHASED

A summary of HIC's securities owned, measured at fair value on a recurring basis, as of December 31, 2013, is as follows:

| Security | Fair Value Measurements at Reporting Date Using: Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Total |
|---|---|---|---|
| Money market mutual funds | $32,080,903 | $ - | $32,080,903 |
| State and municipal government debt | | 2,180,003 | 2,180,003 |
| Certificates of deposit | | 2,925 | 2,925 |
| Corporate debt | | 1,308,772 | 1,308,772 |
| Total | $32,080,903 | $3,491,700 | $35,572,603 |

A summary of HIC's securities sold — not yet purchased, measured at fair value on a recurring basis, as of December 31, 2013, is as follows:

| Security | Fair Value Measurements at Reporting Date Using: Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Total |
|---|---|---|---|
| U.S. Treasury | $1,089,063 | $ - | $1,089,063 |

The cost of HIC's securities owned is lent to the Company by NFS. Interest expense is paid to NFS based on the daily outstanding balance owed to NFS.

HIC follows the fair value accounting guidance under ASC 820, *Fair Value Measurements and Disclosures*.

The valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy is as follows:

*Securities* — Level 1 securities include money market mutual funds, which consist of investments with quoted prices in Huntington money market mutual funds. Level 2 securities include U.S. government and municipal securities, corporate securities, and certificates of deposit. Third-party pricing services provide a fair value estimate based upon trades of similar financial instruments for these types of securities. At December 31, 2013, HIC did not have any securities classified as Level 3.

## 5. INCOME TAXES

Income taxes are accounted for using the asset and liability method in accordance with the provisions of ASC 740, *Income Taxes*. Under this method, deferred income taxes are determined based upon enacted tax rates applied to the differences between the financial statement and tax bases of assets and liabilities.

HIC is included in the consolidated federal return of HBI. HBI's federal consolidated tax provision is allocated to its separate subsidiary companies on the basis of separate return computations. HIC is included in certain of HBI's unitary and combined state income and state franchise tax returns. Under its tax sharing agreement with HBI, HBI's unitary and combined state income tax provision is allocated to each member of the unitary and combined filing group. Under the intercompany federal and state tax allocation agreement with HBI, HIC provides and remits federal and state income taxes to or receives a federal or state income tax benefit from the taxpaying member.

HBI and its subsidiaries file income tax returns in the U.S. federal jurisdiction and various state, city and foreign jurisdictions. Federal income tax audits have been completed through 2009. In first quarter 2013, the IRS began its examination of the 2010 and 2011 federal income tax returns. Various state and other jurisdictions remain open to examination.

The significant components of deferred tax assets and liabilities at December 31, 2013 were as follows:

| | |
|---|---|
| Deferred tax assets: | |
| Pension and other employee benefits | $ 1,569,738 |
| Accrued expenses | 39,278 |
| State net operating loss carryforward | 70,020 |
| State income taxes | 39,505 |
| Premises and equipment | 26,863 |
| Other | 23,666 |
| Total deferred tax assets | 1,769,070 |
| Deferred tax liabilities | |
| Net deferred tax asset before valuation allowance | 1,769,070 |
| Valuation allowance | (220) |
| Net deferred tax assets | $ 1,768,850 |

In prior periods, HIC established a full valuation allowance against state deferred tax assets and state net operating loss carryforwards based on the uncertainty of forecasted state taxable income expected in applicable jurisdictions in order to utilize the state deferred tax assets and net operating loss carryforwards. Based on current analysis of both positive and negative evidence and projected forecasted state taxable income, HIC believes that it is more likely than not that a portion of the state deferred tax asset and state net operating loss carryforwards will be realized. The net operating loss carryforward deferred tax asset of $70,020 will begin expiring in 2024.

HIC accounts for uncertainties in income taxes in accordance with ASC 740, *Income Taxes*. As of December 31, 2013, there were no unrecognized tax benefits. HIC does not anticipate the total amount of unrecognized tax benefits to significantly change within the next 12 months.

HIC recognizes interest and penalties on income tax assessments or income tax refunds in the financial statements as a component of its provision for income taxes. There were no amounts recognized for interest and penalties for the year ended December 31, 2013, and no amounts accrued at December 31, 2013.

## 6. SHARE-BASED COMPENSATION

Certain employees of HIC participate in share-based compensation plans of HBI. The HBI plans provide for the granting of stock options and other awards to officers, directors, and other employees. Stock options are granted at the market price on the date of the grant. Options vest ratably over three years or when other conditions are met. Options granted prior to May 2004 have a maximum term of 10 years. All options granted beginning in May 2004 have a maximum term of 7 years. Restricted stock units are issued at no cost to the recipient and can be settled only in shares at the end of the vesting period, subject to certain service restrictions.

## 7. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

HIC clears securities transactions through NFS on a fully disclosed basis. HIC's exposure to credit risk associated with nonperformance of its customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair the customers' ability to satisfy their obligations to HIC. HIC does not anticipate nonperformance by customers in the above situations. HIC, through NFS, seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. NFS monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral, or reduce positions, when necessary. HIC's policy is to monitor its market exposure and counterparty risk. In addition, HIC has a policy of reviewing, as considered necessary, the credit standing of each customer with whom it conducts business.

HIC is also engaged in various trading and brokerage activities whose counterparties primarily include broker-dealers, banks, and other financial institutions. In the event that the counterparties do not fulfill their obligations, HIC may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is HIC's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

## 8. RELATED-PARTY TRANSACTIONS

Payable to affiliate of $1,066,619 as of December 31, 2013, consists of allocated taxes, as well as billings for payroll, operational, and administrative support.

Eligible employees of HIC participate in the employee benefit programs of HBI. HIC was charged $327,791 for these benefits during 2013. At December 31, 2013, $773,338 was included in accrued personnel expenses related to the amount by which HIC's allocated pension expense exceeded its portion of funding contributions. During 2013, the HBI board of directors approved, and management communicated, a curtailment of the pension plan effective December 31, 2013.

## 9. NET CAPITAL REQUIREMENTS

Pursuant to the uniform net capital requirements of Rule 15c3-1 under the Securities Exchange Act of 1934, HIC is required to maintain minimum net capital as defined under such rule. At December 31, 2013, HIC had regulatory net capital of $31,482,909 or an excess of $30,945,303 over required net

capital of $537,606. In addition, aggregate indebtedness, as defined, cannot exceed a ratio of 15 to 1, or 1,500%, of net capital. At December 31, 2013, the ratio of aggregate indebtedness to net capital was 26%.

HIC is exempt from the provisions of Securities Exchange Act Rule 15c3-3, pursuant to paragraph (k)(2)(ii).

## 10. CONTINGENCIES

**Litigation** — The Company is involved at times in various litigation and claims arising out of the normal course of its business. Management believes that the final outcome of these matters will not materially affect the future results of operations or financial position of the Company.

## 11. SUBSEQUENT EVENTS

The Company evaluated subsequent events through February 24, 2014, which is the issuance date of the financial statements, and made the determination that no events occurred subsequent to December 31, 2013, that would require disclosure in or would be required to be recognized in the financial statement.

* * * * * *

## DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2013 and ending 12/31/2013

| Item No. | Eliminate cents |
|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | $ 95,012,983 |
| 2b. Additions: | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | |
| (2) Net loss from principal transactions in securities in trading accounts. | 8,926 |
| (3) Net loss from principal transactions in commodities in trading accounts. | |
| (4) Interest and dividend expense deducted in determining item 2a. | |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | |
| (7) Net loss from securities in investment accounts. | |
| Total additions | 8,926 |
| 2c. Deductions: | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | 58,748,575 |
| (2) Revenues from commodity transactions. | |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | 1,246,443 |
| (4) Reimbursements for postage in connection with proxy solicitation. | |
| (5) Net gain from securities in investment accounts. | |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):<br>(Deductions in excess of $100,000 require documentation) | |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13 Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 43,767 | |
| (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ | |
| Enter the greater of line (i) or (ii) | 43,767 |
| Total deductions | 60,038,785 |
| 2d. SIPC Net Operating Revenues | $ 34,983,124 |
| 2e. General Assessment @ .0025 | $ 87,458 |
| | (to page 1, line 2.A.) |

**SIPC-7**
(33-REV 7/10)

# SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

## General Assessment Reconciliation

**SIPC-7**
(33-REV 7/10)

For the fiscal year ended 12/31/2013
(Read carefully the instructions in your Working Copy before completing this Form)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

034867 FINRA DEC
THE HUNTINGTON INVESTMENT COMPANY 14*14
41 SOUTH HIGH STREET
COLUMBUS OH 43287-0001

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Melanie Johnson (614) 480-5150

| | | |
|---|---|---|
| 2. A. General Assessment (item 2e from page 2) | | $ 87,458 |
| B. Less payment made with SIPC-6 filed (exclude interest) 7/25/2013 Date Paid | | ( 47,050 ) |
| C. Less prior overpayment applied | | ( 0 ) |
| D. Assessment balance due or (overpayment) | | 40,408 |
| E. Interest computed on late payment (see instruction E) for 0 days at 20% per annum | | 0 |
| F. Total assessment balance and interest due (or overpayment carried forward) | | $ 40,408 |
| G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above) | $ 40,408 | |
| H. Overpayment carried forward | $( 0 ) | |

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

The Huntington Investment Company
(Name of Corporation, Partnership or other organization)

Melanie Johnson
(Authorized Signature)

Dated the 14th day of February, 20 14.

Vice President
(Title)

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

**SIPC REVIEWER**

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions: